# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Gloo Holdings, Inc., CIK 0002069785
CUSIP: 379598105
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 831 Pearl Street, Boulder, Colorado (CO), 80302
Date of event which requires filing of this statement: 01/02/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002106862

## Reporting persons
- Dragonfly Trust: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); sole voting power 808,478; shared voting power 0; sole dispositive power 808,478; shared dispositive power 0; aggregate amount beneficially owned 808,478 (7.98% of the class)

## Item 1. Issuer
Name of issuer: Gloo Holdings, Inc.
Address of issuer's principal executive offices: 831 Pearl Street, Boulder, Colorado 80302

## Item 2. Person Filing
Name of person filing: Dragonfly Trust
Address of principal business office or, if none, residence: 2450 Harborside Drive, Apt. 232, Longboat Key, FL 34228
Citizenship: U.S.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 808,478
Percent of class: 7.98%
Sole power to vote or to direct the vote: 808,478
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 808,478
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Dragonfly Trust: /s/ Robert Vallen Westfall, Trustee of Dragonfly Trust (01/23/2026)